SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

WILLIAM LYON HOMES

(Name of Subject Company (issuer))

WILLIAM LYON

(Name of 14d-1 and 13e-3 Filing Person (offeror))

WILLIAM H. LYON

(Name of 13e-3 Filing Person)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

552074 10 6

(CUSIP Number of Class of Securities)

William Lyon

c/o William Lyon Homes

4490 Von Karman Avenue

Newport Beach, California 92660

(949) 833-3600

(Name, Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of Filing persons)

copy to:

David A. Krinsky, Esq.

O’Melveny & Myers LLP

610 Newport Center Drive, Suite 1700

Newport Beach, California 92660

(949) 760-9600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$426,556,590	$45,642

*

Estimated for purposes of calculating the amount of filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share, of William Lyon Homes, a Delaware corporation (“Lyon Homes”), other than the shares owned by William Lyon, Chairman of the Board and Chief Executive Officer of Lyon Homes, at a purchase price of $93.00 per share, net to the seller in cash. As of

February 28, 2006, there were 8,652,067 shares of common stock outstanding, of which 4,115,437 shares are owned by William Lyon. As a result, this calculation assumes the purchase of 4,586,630 shares. As of February 28, 2006, there were 50,000 options to acquire outstanding shares of common stock.

**	The amount of filing fee is calculated in accordance with Rule 0–11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2006 issued by the Securities and Exchange Commission on November 23, 2005. Such fee equals 0.010700% of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$45,642	Filing Party:	William Lyon (14d-1 and 13e-3 Filing Person) William H. Lyon (13e-3 Filing Person)
Form or Registration No.:	005-61509	Date Filed:	March17, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☒ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed on Schedule TO (the “Schedule TO”) with the Securities and Exchange Commission on March 17, 2006, as amended on March 20, 2006 and March 21, 2006, relating to the offer by William Lyon (the “Offeror”), Chairman and Chief Executive Officer of William Lyon Homes, a Delaware corporation (“Lyon Homes”), to purchase all outstanding shares of common stock, par value $0.01 per share of Lyon Homes (“Common Shares”), not owned by the Offeror, at a purchase price of $93.00 per Common Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 17, 2006 (the “Offer to Purchase”), a copy of which has been filed as Exhibit (a)(1)(A) hereto and the related Letter of Transmittal, a copy of which has been filed as Exhibit (a)(1)(B) hereto (which, as amended or supplemented from time to time, together constitute the “Offer”). The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated by reference in response to all items of this Amendment No. 3, including, without limitation, all of the information required by Schedule 13e-3 that is not included in or covered by the items in Schedule TO and is supplemented by the information specifically provided herein.

ITEM 11.	ADDITIONAL INFORMATION.

(a)(5) Item 11 of Schedule TO is hereby amended and supplemented by adding the following new paragraph to the Offer to Purchase under the subheading “Certain Litigation” under the heading “The Offer—Section 13. Certain Legal Matters”:

“Certain Litigation. On March 21, 2006, an action captioned Michael Crady and Crady Family Trust v. General William Lyon et al. Civil Action No. 2017-N was filed in the Court of Chancery of the State of Delaware in and for New Castle County. The complaint names as defendants the members of the Lyon Homes board of directors, including William Lyon and William H. Lyon.

The complaint purports to assert class action claims on behalf of all public stockholders of Lyon Homes. The complaint alleges that the Lyon Homes directors have breached their fiduciary duties to the public stockholders of Lyon Homes. The complaint seeks class certification, damages and equitable relief, including enjoining the Offer, as well as costs and expenses incurred in connection with the action.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2006

WILLIAM LYON

/s/    WILLIAM LYON

After due inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement to the extent it constitutes a filing under Rule 13e-3 is true, complete and correct.

Dated: March 22, 2006

WILLIAM H. LYON

/s/    WILLIAM H. LYON